Exhibit 99.1

Mine Safety Disclosure

To Date through June 30, 2011

(Unaudited)

(Whole dollars)

Operation	Section 104* Citations	Section 104(b) Orders	104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA** Assessments	Fatalities	Pending Legal*** Actions
New Iberia, LA	0	—	—	—	—	$16,401.00	—	1
Eufaula, AL	2	—	—	—	—	0.00	—	0
McIntyre, GA	2	—	—	—	—	106,594.00	—	5
Toomsboro, GA	2	—	—	—	—	0.00	—	3
Total	6	—	—	—	—	$122,995.00	—	9

*	No citation received 2nd QTR, this number includes 1st QTR

**	All outstanding citations under contest

***	Number of outstanding citations pending legal action to date